

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 26, 2016

Via E-mail
Jeff Howard
Chief Executive Officer
American Housing Income Trust Inc.
34225 N. 27th Drive, Building 5
Phoenix, AZ 85058

> **Re:** **American Housing Income Trust Inc.**
> **Registration Statement on Form S-11**
> **Response dated May 13, 2016**
> **File No. 333-208287**

Dear Mr. Howard:

We have reviewed your supplemental response and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We have reviewed your response and note your statement that "[t]he Company ceased being a shell company effective July 7, 2015." In this regard, we note that you were a shell company less than 12 months ago, your selling shareholders received their shares while you were a shell company or recently thereafter, and the shares being sold represent all or almost all of your outstanding shares not held by affiliates. As such, your selling shareholders are considered underwriters. See SEC Release 33-8869 (2007). That Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Refer to Securities Act Rules Compliance and Disclosure Interpretation Question 137.01. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise your disclosure in the prospectus cover page, prospectus

summary, plan of distribution and elsewhere throughout the prospectus. Please also include the undertaking required by Item 512(a)(6) of Regulation S-K.

You may contact Wilson Lee, Senior Staff Accountant, at (202) 551-3468, or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438, if you have questions regarding comments on the financial statements and related matters. You may contact Rahul K. Patel, Staff Attorney, at (202) 551-3799, or me at (202) 551-3673 with any other questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Senior Attorney
Office of Real Estate and
Commodities

cc: Anthony Paesano, Esq.